July 20, 2018

Adam Levin
Chief Executive Officer
Hightimes Holding Corp.
10990 Wilshire Blvd., Penthouse
Los Angeles, CA 90024

       Re: Hightimes Holding Corp.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 4
           Correspondence submitted July 19, 2018
           File No. 024-10794

Dear Mr. Levin:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Correspondence Dated July 19, 2018

General

1. We note your response to prior comment 1. If you are seeking to rely on Rule 260(a), please provide us with your analysis illustrating how you have established each of the component paragraphs (1)-(3), including whether the sales made without compliance with
      Rule 251(d)(2)(i)(A) are "insignificant to the offering as a whole" for purposes of that rule. Given your statement that "the March 12, 2018 qualified offering circular, had it been used to sell shares in the offering, was, in the Company's view, materially deficient as of June 12, 2018," please refer to the discussion the context of pre-qualification sales in section II.F of Securities Act Release No. 33-9741 (Apr. 20, 2015). Adam Levin
Hightimes Holding Corp.
July 20, 2018
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julie Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217
with any other questions.


FirstName LastNameAdam Levin
                                                             Division of
Corporation Finance
Comapany NameHightimes Holding Corp.
                                                             Office of
Transportation and Leisure
July 20, 2018 Page 2
cc:       Steven Weiss
FirstName LastName